UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 5, 2018

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K/A in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Annual General Meeting

Atlassian Corporation Plc (the “Company”) is filing this Amendment on Form 6-K/A (this “Amendment”) to its Report on Form 6-K dated November 5, 2018 (the “Prior 6-K”) to include the addition of a cover page and signature line and to correct certain formatting errors to the content in the Prior 6-K. This Amendment amends and replaces the Prior 6-K in its entirety.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 5, 2018	Atlassian Corporation Plc
(Registrant)

/s/ James Beer
James Beer Chief Financial Officer (Principal Financial Officer)

Exhibit Index

Exhibit Number        Exhibit Title
99.1             Notice of 2018 Annual General Meeting.